Exhibit 99.1

KE Holdings Announces Results of Extraordinary General Meeting on November 8, 2021

BEIJING, China, November 8, 2021 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting (the “EGM”), including the class meeting of the deemed “Special Voting Class” (the “Class Meeting”), held in Beijing today.

1.	As a special resolution, THAT notwithstanding anything to the contrary contained in the currently effective Memorandum and Articles of Association of the Company, 110,116,275 Class A Ordinary Shares with a par value of US$0.00002 each, being currently issued and outstanding Class A Ordinary Shares registered in the name of Ever Orient International Limited, and 47,777,775 Class A Ordinary Shares with a par value of US$0.00002 each, being currently issued and outstanding Class A Ordinary Shares registered in the name of Clover Rich Limited, be and are hereby re-designated and re-classified as Class B Ordinary Shares with a par value of US$0.00002 each on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the “Share Re-designation”).

2.	As a special resolution, THAT the existing Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “New M&A”).

Members holding 3,223,044,828 ordinary shares (being the sum of 2,337,743,548 Class A ordinary shares and 885,301,280 Class B ordinary shares) were present in person or by proxy at the EGM, representing approximately 90.2% of the voting share capital of the Company as of the record date set out in the notice of the EGM dated September 29, 2021 (the “EGM Notice”). Of all votes casted at the EGM, approximately 97.4% and 99.9% voted FOR the adoption of the Share Re-designation and the New M&A, respectively. Of all votes casted of the deemed Special Voting Class at the Class Meeting, approximately 74.8% and 86.2% voted FOR the adoption of the Share Re-designation and the New M&A, respectively. The Company did not exercise the discretionary proxy to vote the underlying Class A ordinary shares for which the holders of the American Depositary Shares representing these Class A ordinary shares did not give voting instructions to The Bank of New York Mellon, the depositary of the Company’s ADS program, by the DR Record Date as set out in the EGM Notice.

Immediately prior to the proposed resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, the founder and permanent chairman emeritus of Beike. The total number of the issued and outstanding Class B ordinary shares of the Company remains unchanged. Except for Ever Orient International Limited, Clover Rich Limited and Propitious Global Holdings Limited, the voting power of the shareholders of the Company are not affected.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “confident,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the remarks made by the management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike or its management may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

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